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                              July 14, 2023

       Stephen Robie
       Chief Financial Officer
       Noyack Logistics Income REIT II, Inc.
       2 Blue Slip, Suite 7J
       Brooklyn, NY 11222

                                                        Re: Noyack Logistics
Income REIT II, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed June 29, 2023
                                                            File No. 024-11850

       Dear Stephen Robie:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A POS

       General

   1. If you do not intend to convert the crypto assets to U.S. dollars upon receipt from an investor or at the time
of the Closings, please disclose your policies related to monetizing the crypto assets and
the uses of the crypto assets. Depending upon your intended uses of the crypto assets,
please provide disclosure in your business section, risk factors section
                                                        and management   s
discussion and analysis of financial condition and results of operations section, as
appropriate, regarding any significant crypto asset market developments material to
understanding or assessing your business, financial condition and results of operations or Share
price. For additional guidance, please see the Division of Corporation
                                                        Finance   s Sample
Letter to Companies Regarding Recent Developments in Crypto Asset
                                                        Markets issued by the
Staff in December 2022.
 Stephen Robie
FirstName  LastNameStephen Robie
Noyack Logistics Income REIT II, Inc.
Comapany
July       NameNoyack Logistics Income REIT II, Inc.
     14, 2023
July 14,
Page  2 2023 Page 2
FirstName LastName



Purchase Price per Share, page 94

2. Please identify the crypto assets investors may use to purchase Shares in your offering,
         and please clarify what you mean by the    market-rate    crypto
conversion fee.
3. Please disclose (i) how and when you will calculate the value of the crypto assets used for payment of the Shares to determine the number of Shares an investor can purchase, (ii)
         how and when you will communicate the valuation and the number of Shares to the investor, (iii) whether the investor will be able to revoke the subscription based upon how you value the crypto assets used for payment of the Shares
4. If a subscription is rejected or payment is to be refunded, please disclose whether you will return the same number and type of crypto assets to the investor, and, if the value of the crypto assets received from the investor has changed, what means will be used to determine the amount and form of the refund, including how you will determine the value of the crypto assets at the time of the refund, if applicable. In addition, please disclose
         whether the    one-time, market-rate crypto conversion fee    will be
refunded if the
         subscription is rejected.
5. Please disclose whether you intend (i) to hold the crypto assets until the Initial Closing, until each Subsequent Closing or until a later date or (ii) to convert the crypto assets to
         U.S. dollars upon receipt from an investor. If you intend to hold the crypto assets for any period of time, (i) disclose how you will do so, including both the identity of the third-
         party crypto asset wallet provider and a discussion in your risk factors section of the risks related to using a crypto asset wallet provider and to safeguarding your crypto assets, (ii)
         describe here and in your risk factors section the risks related to the price volatility of the crypto assets you receive for Shares, including quantitative information that shows the price volatility of the crypto assets, and (iii) disclose how you will calculate the value of the crypto assets on an on-going basis to determine whether you have received the
         Minimum Amount of subscription agreements and for the calculation of
NAV.
6. If you intend to use a third-party custodian to hold the crypto assets used for payment of the Shares, please identify the custodian, and disclose the material terms of the agreement, including:
             what portion of your crypto assets are held in hot wallets or cold wallets;
             the geographic location of where crypto assets are held in cold wallets;
             whether any person (e.g., auditors, etc.) is responsible for verifying the existence for the crypto assets held by the third-party custodian; and
             whether any insurance providers have inspection rights associated with the crypto assets held in storage; and
             a description of your custodian   s insurance and the degree to
which such policies
              provide coverage for the loss of your crypto assets.
 Stephen Robie
Noyack Logistics Income REIT II, Inc.
July 14, 2023
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brigitte Lippmann at (202) 551-3713 with any questions.



                                                             Sincerely,
FirstName LastNameStephen Robie
                                                             Division of
Corporation Finance
Comapany NameNoyack Logistics Income REIT II, Inc.
                                                             Office of Real
Estate & Construction
July 14, 2023 Page 3
cc:       Ken Betts, Esq.
FirstName LastName